Exhibit 99.5

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of US dollars, except share, per share, unit cost, and production data, or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Fiscal Year 2022 Highlights	2
3.	Fourth Quarter of Fiscal 2022 Highlights	3
4.	Operating Performance	4
5.	Fiscal 2023 Operating Outlook	12
6.	Investment in Associates	15
7.	Overview of Financial Results	18
8.	Liquidity and Capital Resources	23
9.	Financial Instruments and Related Risks	25
10.	Off-Balance Sheet Arrangements	28
11.	Transactions with Related Parties	28
12.	Alternative Performance (Non-IFRS) Measures	28
13.	Critical Accounting Policies, Judgments, and Estimates	33
14.	New Accounting Standards	33
15.	Other MD&A Requirements	34
16.	Outstanding Share Data	34
17.	Risks and Uncertainties	34
18.	Corporate Governance, Safety, Environment and Social Responsibility	39
19.	Disclosure Controls and Procedures	40
20.	Management’s Report on Internal Control over Financial Reporting	41
21.	Changes in Internal Control over Financial Reporting	41
22.	Directors and Officers	41
Technical Information		42
Forward Looking Statements		42

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2022 and 2021 and the related notes contained therein. The Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2022 and 2021. This MD&A refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, working capital, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, production cost per tonne, and all-in sustaining production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 12, “Alternative Performance (Non-IFRS) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add due to rounding.

This MD&A is prepared as of May 25, 2022 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cashflow from long life mines; organic growth through extensive drilling for discovery; equity investments in potential world class opportunities; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound Environmental, Social and Governance (“ESG”) practices. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American under the symbol “SVM”.

2.	Fiscal Year 2022 Highlights

●	Mined 996,280 tonnes of ore and milled 1,002,335 tonnes of ore, up 3% and 4%, respectively compared to the prior year.

●	Sold approximately 6.3 million ounces of silver, 3,400 ounces of gold, 63.6 million pounds of lead, and 26.8 million pounds of zinc, representing decreases of 1%, 28%, 5% and 4% in silver, gold, lead and zinc sold, compared to the prior year. Gold sales in the prior year included one-time sales of 1,200 ounces from the remaining concentrate inventory produced at the BYP mine before it was placed on care and maintenance in 2014.

●	Revenue of $217.9 million, up 13% compared to $192.1 million in the prior year.

●	Net income attributable to equity holders of $30.6 million, or $0.17 per share, compared to $46.4 million, or $0.27 per share in the prior year.

●	Adjusted earnings[1] attributable to equity holders of $52.4 million, or $0.30 per share, compared to $49.8 million, or $0.28 per share in the prior year. The adjustments were made to remove impacts from non- recurring items, share-based compensation, foreign exchange gain/loss, impairment adjustments and reversals, gain/loss on equity investments and the share of associates’ operating results.

1 Non-IFRS measures, please refer to section 12 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

●	Cash flow from operations of $107.4 million, up 25% or $21.5 million compared to $85.9 million in the prior year.

●	Cash cost per ounce of silver[1], net of by-product credits, of negative $1.29 compared to negative $1.80 in the prior year.

●	All-in sustaining cost per ounce of silver[1], net of by-product credits, of $8.77, compared to $7.49 in the prior year.

●	Paid $4.4 million of dividends to the Company’s shareholders.

●	Acquired the Kuanping silver-lead-zinc-gold project in China for $13.1 million.

●	Strong balance sheet with $212.9 million in cash and cash equivalents and short-term investments, up $13.8 million or 7% compared to $199.1 million as at March 31, 2021. This does not include the investments in associates and equity investment in other companies, having a total market value of $164.3 million as at March 31, 2022 ($212.1 million as at March 31, 2021).

3.	Fourth Quarter of Fiscal 2022 Highlights

●	Mined 180,505 tonnes of ore and milled 182,670 tonnes of ore, up 11% and 1%, respectively, compared to the prior year quarter.

●	Sold approximately 1.2 million ounces of silver, 500 ounces of gold, 12.3 million pounds of lead, and 4.3 million pounds of zinc, up 11% and 13%, respectively, in silver and lead sold compared to the prior year quarter, and down 29% and 5%, respectively, in gold and zinc sold compared to the prior year quarter.

●	Revenue of $41.6 million, up 16% or $5.9 million compared to $35.7 million in the prior year quarter.

●	Net income attributable to equity holders of $4.0 million, or $0.02 per share, compared to $7.0 million, or $0.04 per share, in the prior year quarter.

●	Adjusted earnings[1] attributable to equity holders of $9.5 million, or $0.05 per share, compared to $11.0 million, or $0.06 per share, in the prior year quarter.

●	Cash flow from operations of $11.4 million, up 411% or $9.2 million compared to $2.2 million in the prior year quarter.

●	Cash cost per ounce of silver[1], net of by-product credits, of negative $0.54 compared to negative $0.39 in the prior year quarter.

●	All-in sustaining cost per ounce of silver[1], net of by-product credits, of $12.60, compared to $12.55 in the prior year quarter.

1 Non-IFRS measures, please refer to section 12 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

4.	Operating Performance

(a)	Consolidated operating performance

The following table summarizes consolidated operational information for the three months and the year ended March 31, 2022 and 2021:

Consolidated	Three months ended March 31,			Year ended March 31,
	2022	2021	Changes	2022	2021	Changes

Production Data
Mine Data
	Ore Mined (tonne)	180,505	163,072	11%	996,280	964,925	3%
	Ore Milled (tonne)	182,670	180,674	1%	1,002,335	967,581	4%

	Head Grades
	Silver (gram/tonne)	213	228	-7%	209	223	-6%
	Lead (%)	3.2	3.3	-3%	3.2	3.4	-6%
	Zinc (%)	1.4	1.5	-7%	1.5	1.7	-12%

	Recovery Rates
	Silver (%)	94.2	92.5	2%	93.8	92.7	1%
	Lead (%)	95.2	94.3	1%	94.6	95.0	0%
	Zinc (%)	75.8	79.0	-4%	79.3	80.0	-1%

Cost Data
+	Mining cost per tonne of ore mined ($)	99.30	94.86	5%	92.14	79.73	16%
	Cash mining cost per tonne of ore mined ($)	73.52	70.56	4%	68.90	59.44	16%
	Depreciation and amortization charges per tonne of ore mined ($)	25.78	24.30	6%	23.24	20.29	15%

+	Unit shipping costs ($)	2.81	2.48	13%	2.52	2.54	-1%

+	Milling costs per tonne of ore milled ($)	19.18	15.10	27%	15.39	12.41	24%
	Cash milling costs per tonne of ore milled ($)	16.45	12.66	30%	13.43	10.73	25%
	Depreciation and amortization charges per tonne of ore milled ($)	2.73	2.44	12%	1.96	1.68	17%

+	Cash production cost per tonne of ore processed ($)	92.78	85.70	8%	84.85	72.71	17%
+	All-in sustaining cost per tonne of ore processed ($)	171.56	156.36	10%	141.54	128.20	10%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(0.54)	(0.39)	-38%	(1.29)	(1.80)	28%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	12.60	12.55	0%	8.77	7.49	17%

Concentrate inventory
	Lead concentrate (tonne)	1,267	2,089	-39%	1,267	2,089	-39%
	Zinc concentrate (tonne)	562	471	19%	562	471	19%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,173	1,056	11%	6,265	6,315	-1%
	Gold (in thousands of ounces)	0.5	0.7	-29%	3.4	4.7	-28%
	Lead (in thousands of pounds)	12,279	10,876	13%	63,563	67,118	-5%
	Zinc (in thousands of pounds)	4,340	4,580	-5%	26,809	27,914	-4%

Revenue
	Silver (in thousands of $)	22,735	21,239	7%	121,273	111,191	9%
	Gold (in thousands of $)	885	1,006	-12%	5,083	6,722	-24%
	Lead (in thousands of $)	11,466	8,849	30%	57,090	50,464	13%
	Zinc (in thousands of $)	5,295	4,480	18%	28,842	21,793	32%
	Other (in thousands of $)	1,209	158	665%	5,635	1,935	191%
		41,590	35,732	16%	217,923	192,105	13%
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	19.38	20.11	-4%	19.36	17.61	10%
	Gold ($ per ounce)	1,475	1,437	3%	1,495	1,430	5%
	Lead ($ per pound)	0.93	0.81	15%	0.90	0.75	20%
	Zinc ($ per pound)	1.22	0.98	24%	1.08	0.78	38%

+ Alternative performance (Non-IFRS) measures, see section 12 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

(i)	Mine and Mill Production

For the year ended March 31, 2022 (“Fiscal 2022”), the Company mined 996,280 tonnes of ore, up 3% or 31,355 tonnes, compared to 964,925 tonnes in the year ended March 31, 2021 (“Fiscal 2021”). Ore milled in Fiscal 2022 was 1,002,335 tonnes, up 4% or 34,754 tonnes, compared to 967,581 tonnes in Fiscal 2021.

For the three months ended March 31, 2022 (“Q4 Fiscal 2022”), the Company mined 180,505 tonnes of ore, up 11% or 17,433 tonnes, compared to 163,072 tonnes in the three months ended March 31, 2021 (“Q4 Fiscal 2021”). Ore milled in Q4 Fiscal 2022 was 182,670 tonnes, up 1% or 1,996 tonnes, compared to 180,674 tonnes in Q4 Fiscal 2021.

(ii)	Metal Sales

In Fiscal 2022, the Company sold approximately 6.3 million ounces of silver, 3,400 ounces of gold, 63.6 million pounds of lead, and 26.8 million pounds of zinc, representing decreases of 1%, 28%, 5% and 4% respectively, in silver, gold, lead and zinc sold. Gold sold in Fiscal 2021 included one-time sales of 1,200 ounces from pre 2014 concentrate inventories at the BYP Mine.

In Q4 Fiscal 2022, the Company sold approximately 1.2 million ounces of silver, 500 ounces of gold, 12.3 million pounds of lead, and 4.3 million pounds of zinc, representing increases of 11% and 13%, respectively, in silver and lead sold, and decreases of 29% and 5%, respectively, in gold and zinc sold, compared to approximately 1.1 million ounces of silver, 700 ounces of gold, 10.9 million pounds of lead, and 4.6 million pounds of zinc sold in Q4 Fiscal 2021.

(iii)	Per Tonne Costs[1]

Compared to Fiscal 2021, the Company’s production costs in Fiscal 2022 were mainly impacted by i) an overall 14.5% increase in mining contractors’ fee rate at the Ying Mining District; ii) an annual average 5% appreciation of the Chinese yuan against the US dollar, resulting in higher costs presented in US dollars; iii) an average 7% increase in employees’ pay rates; iv) 12% increase in electricity prices; and iv) the contribution rate paid for employees’ social welfare funds in China returning to the normal rate from a reduced rate granted by the Chinese government in Fiscal 2021 due to Covid-19.

In Fiscal 2022, the consolidated cash production cost per tonne of ore processed was $84.85, up 17% compared to $72.71 in Fiscal 2021. The consolidated cash mining cost was $68.90 per tonne, up 16% compared to $59.44 in Fiscal 2021. The consolidated cash milling cost was $13.43 per tonne, up 25% compared to $10.73 in Fiscal 2021.

In Fiscal 2022, the consolidated all-in sustaining production cost per tonne of ore processed was $141.54, up 10% compared to $128.20 in Fiscal 2021, but within the Company’s annual guidance. The increase was mainly due to the increase in cash production costs as discussed above.

In Q4 Fiscal 2022, the consolidated cash mining cost was $73.52 per tonne, compared to $70.56 in Q4 Fiscal 2021. The consolidated cash milling cost was $16.45 per tonne, compared to $12.66 per tonne in Q4 Fiscal 2021.

Correspondingly, the consolidated cash production cost per tonne of ore processed in Q4 Fiscal 2022 was $92.78, up 8% compared to $85.70 in Q4 Fiscal 2021. The consolidated all-in sustaining production cost per tonne of ore processed was $171.56, up 10% compared to $156.36 in Q4 Fiscal 2021.

(iv)	Costs per Ounce of Silver, Net of By-Product Credits[1]

In Fiscal 2022, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.29, compared to negative $1.80 in Fiscal 2021. The increase was mainly due to the increase in per tonne cash production costs, offset by an increase of $2.61 in by-product credits per ounce of silver. Sales from lead and zinc in Fiscal 2022 amounted to $85.9 million, up $13.6 million compared to $72.3 million in Fiscal 2021.

1 Alternative Performance (Non-IFRS) measure. Please refer to section 12 for reconciliation.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $8.77, compared to $7.49 in Fiscal 2021. The increase was mainly due to the increase in cash cost per ounce of silver as discussed above.

In Q4 Fiscal 2022, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $0.54, compared to negative $0.39 in Q4 Fiscal 2021. The consolidated all-in sustaining cost per ounce of silver, net of by-product credits was $12.60 compared to $12.55 in Q4 Fiscal 2021.

(v)	Exploration and Development

In Fiscal 2022, on a consolidated basis, a total of 426,128 metres or $20.7 million worth of diamond drilling were completed (Fiscal 2021 – 254,900 metres or $8.7 million), of which approximately 276,450 metres or $7.2 million worth of underground drilling were expensed as part of mining costs (Fiscal 2021 – 196,320 metres or $5.0 million) and approximately 149,678 metres or $13.5 million worth of drilling were capitalized (Fiscal 2021 – 58,580 metres or $3.7 million). In addition, approximately 31,301 metres or $11.6 million worth of preparation tunnelling were completed and expensed as part of mining costs (Fiscal 2021 – 34,637 metres or $8.9 million), and approximately 74,062 metres or $31.0 million worth of tunnels, raises, ramps and declines were completed and capitalized (Fiscal 2021 – 85,221 metres or $31.5 million).

In Q4 Fiscal 2021, on a consolidated basis, approximately 66,139 metres or $2.4 million worth of diamond drilling (Q4 Fiscal 2021– 49,459 metres or $1.6 million) were completed, of which approximately 50,384 metres or $1.2 million worth of underground drilling were expensed as part of mining costs (Q4 Fiscal 2021– 41,752 metres or $0.8 million) and approximately 15,755 metres or $1.3 million worth of drilling were capitalized (Q4 Fiscal 2021– 7,887 metres or $0.8 million). In addition, approximately 5,688 metres or $2.1 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q4 Fiscal 2021– 7,015 metres or $1.5 million), and approximately 13,340 metres or $5.9 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q4 Fiscal 2021– 10,803 metres or $4.7 million).

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

(b)	Individual Mine Performance

(i)	Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three months and the year ended March 31, 2022 and 2021. The Ying Mining District is the Company’s primary source of production, and consists of four mining licenses, containing the SGX-HZG, HPG, TLP-LME-LMW, and DCG mines.

Ying Mining District		Three months ended March 31,			Year ended March 31,
		2022	2021	Changes	2022	2021	Changes
Production Data
Mine Data
	Ore Mined (tonne)	130,612	112,561	16%	681,398	650,025	5%
	Ore Milled (tonne)	131,731	131,725	0%	684,293	651,402	5%

	Head Grades
	Silver (gram/tonne)	271	280	-3%	272	290	-6%
	Lead (%)	3.9	3.9	0%	3.9	4.3	-9%
	Zinc (%)	0.8	0.8	0%	0.8	0.8	0%

	Recovery Rates Silver (%)	95.2	93.7	2%	95.1	94.2	1%
	Lead (%)	96.1	95.1	1%	95.6	96.0	0%
	Zinc (%)	57.4	65.0	-12%	59.7	62.4	-4%

Cost Data
+	Mining cost per tonne of ore mined ($)	115.80	113.40	2%	111.35	95.27	17%
	Cash mining cost per tonne of ore mined ($)	84.19	83.35	1%	81.98	69.56	18%
	Depreciation and amortization charges per tonne of ore mined ($)	31.61	30.05	5%	29.37	25.71	14%

+	Unit shipping costs ($)	3.90	3.55	10%	3.68	3.76	-2%

+	Milling costs per tonne of ore milled ($)	17.19	13.67	26%	14.24	11.52	24%
	Cash milling cost per tonne of ore milled ($)	14.40	11.23	28%	12.10	9.69	25%
	Depreciation and amortization charges per tonne of ore milled ($)	2.79	2.44	14%	2.14	1.83	17%

+	Cash production cost per tonne of ore processed ($)	102.49	98.13	4%	97.76	83.01	18%
+	All-in sustaining cost per tonne of ore processed ($)	172.63	155.14	11%	147.52	132.54	11%

+	Cash cost per ounce of Silver, net of by-product credits ($)	1.21	1.20	1%	0.96	(0.39)	346%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	10.76	10.00	8%	7.93	6.09	30%

Concentrate inventory
	Lead concentrate (tonne)	1,240	1,922	-35%	1,240	1,922	-35%
	Zinc concentrate (tonne)	467	218	114%	467	218	114%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,058	936	13%	5,619	5,610	0%
	Gold (in thousands of ounces)	0.5	0.7	-29%	3.4	3.5	-3%
	Lead (in thousands of pounds)	10,278	9,137	12%	53,892	56,708	-5%
	Zinc (in thousands of pounds)	1,524	1,306	17%	6,609	6,968	-5%

Revenue
	Silver (in thousands of $)	20,990	19,474	8%	111,835	102,100	10%
	Gold (in thousands of $)	885	1,006	-12%	5,083	5,169	-2%
	Lead (in thousands of $)	9,618	7,450	29%	48,504	42,836	13%
	Zinc (in thousands of $)	1,908	1,342	42%	7,489	5,898	27%
	Other (in thousands of $)	664	182	265%	3,840	1,294	197%
		34,065	29,454	16%	176,751	157,297	12%
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	19.84	20.81	-5%	19.90	18.20	9%
	Gold ($ per ounce)	1,475	1,437	3%	1,495	1,477	1%
	Lead ($ per pound)	0.94	0.82	15%	0.90	0.76	18%
	Zinc ($ per pound)	1.25	1.03	21%	1.13	0.85	33%

+ Alternative Performance (Non-IFRS) measures, see section 12 for reconciliation

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

i)	Fiscal 2022 vs. Fiscal 2021

In Fiscal 2022, a total of 681,398 tonnes of ore were mined, up 5% compared to 650,025 tonnes in Fiscal 2021. Ore milled was 684,293 tonnes, up 5% compared to 651,402 tonnes in Fiscal 2021.

Average head grades of ore processed at the Ying Mining District were 272 g/t for silver, 3.9% for lead, and 0.8% for zinc compared to 290 g/t for silver, 4.3% for lead, and 0.8% for zinc in Fiscal 2021. As reported in the Company’s news release in previous quarters, the decrease was mainly due to the disruptions arising from the mining contract renewal negotiation process and the heavy rainfall experienced at the Ying Mining District.

In Fiscal 2022, metals sold were approximately 5.6 million ounces of silver, 3,400 ounces of gold, 53.9 million pounds of lead, and 6.6 million pounds of zinc, compared to 5.6 million ounces of silver, 3,500 ounces of gold, 56.7 million pounds of lead, and 7.0 million pounds of zinc in Fiscal 2021.

In Fiscal 2022, the cash production cost per tonne of ore processed at the Ying Mining District was $97.76, up 18% compared to $83.01 in Fiscal 2021. The cash mining cost and milling cost per tonne were $81.98 and $12.10, up 18% and 25% respectively, compared to $69.56 and $9.69 in Fiscal 2021. The increase was mainly due to the same factors for the consolidated results as discussed above.

The all-in sustaining cost per tonne of ore processed was $147.52, up 11% compared to $132.54 in Fiscal 2021. The increase was mainly due to the increase in cash production cost per tonne of ore processed.

In Fiscal 2022, the cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by-product credits, were $0.96 and $7.93, respectively, compared to negative $0.39 and $6.09 in Fiscal 2021. The increase was mainly due to the increase in per tonne production costs, offset by the increase of total by-product credits per ounce of silver.

In Fiscal 2022, a total of 351,458 metres or $15.6 million worth of diamond drilling were completed (Fiscal 2021 – 208,904 metres or $6.9 million), of which approximately 216,068 metres or $5.0 million worth of underground drilling were expensed as part of mining costs (Fiscal 2021 – 150,324 metres or $3.2 million) and approximately 135,390 metres or $10.6 million worth of drilling were capitalized (Fiscal 2021 – 58,580 metres or $3.7 million). In addition, approximately 25,134 metres or $9.9 million worth of preparation tunnelling were completed and expensed as part of mining costs (Fiscal 2021 – 22,918 metres or $6.7 million), and approximately 60,311 metres or $26.7 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2021 – 73,350 metres or $27.4 million).

ii)	Q4 Fiscal 2022 vs. Q4 Fiscal 2021

In Q4 Fiscal 2022, a total of 130,612 tonnes of ore were mined at the Ying Mining District, up 16% or 18,051 tonnes compared to 112,561 tonnes in Q4 Fiscal 2021. Ore milled was 131,731 tonnes, compared to 131,725 tonnes in Q4 Fiscal 2021. Average head grades of ore processed were 271 g/t for silver, 3.9% for lead, and 0.8% for zinc compared to 280 g/t for silver, 3.9% for lead, and 0.8% for zinc, in Q4 Fiscal 2021.

In Q4 Fiscal 2022, the Ying Mining District sold approximately 1.1 million ounces of silver, 10.3 million pounds of lead, 1.5 million pounds of zinc, and 500 ounces of gold, increases of 13%, 12% and 17%, respectively, in silver, lead and zinc sold, and a decrease of 29% in gold sold, compared to 0.9 million ounces of silver, 9.1 million pounds of lead, 1.3 million pounds of zinc and 700 ounces of gold, in Q4 Fiscal 2021.

In Q4 Fiscal 2022, the cash production cost per tonne of ore processed was $102.49, up 4% compared to $98.13 in Q4 Fiscal 2021. The cash mining cost and milling cost per tonne were $84.19 and $14.40, up 1% and 28% respectively, compared to $83.35 and $11.23 in Q4 Fiscal 2021.

The all-in sustaining cash production cost per tonne of ore processed was $172.63, up 11%, compared to $155.14 in Q4 Fiscal 2021.

In Q4 Fiscal 2022, the cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by-product credits, at the Ying Mining District, were $1.21 and $10.76 respectively, compared to $1.20 and $10.00 in Q4 Fiscal 2021.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

In Q4 Fiscal 2022, approximately 55,473 metres or $2.2 million worth of diamond drilling (Q4 Fiscal 2021 – 40,438 metres or $1.5 million), of which approximately 42,050 metres or $0.8 million worth of underground drilling were expensed as part of mining costs (Q4 Fiscal 2021 – 32,551 metres or $0.7 million) and approximately 13,423 metres or $1.4 million worth of drilling were capitalized (Q4 Fiscal 2021 – 7,887 metres or $0.8 million). In addition, approximately 4,355 metres or $1.7 million worth of preparation tunnelling was completed and expensed as part of mining costs (Q4 Fiscal 2021 – 5,132 metres or $1.1 million), and approximately 11,603 metres or $5.2 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q4 Fiscal 2021 – 9,414 metres or $4.0 million).

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three months and the year ended March 31, 2022 and 2021:

GC Mine		Three months ended March 31,			Year ended March 31,
		2022	2021	Changes	2022	2021	Changes

Production Data
Mine Data
	Ore Mined (tonne)	49,893	50,511	-1%	314,882	314,900	0%
	Ore Milled (tonne)	50,939	48,949	4%	318,042	316,179	1%

	Head Grades
	Silver (gram/tonne)	62	87	-29%	75	85	-12%
	Lead (%)	1.4	1.7	-18%	1.5	1.7	-12%
	Zinc (%)	2.8	3.3	-15%	3.2	3.4	-6%

	Recovery Rates
	Silver (%) *	82.4	81.9	1%	83.8	82.5	2%
	Lead (%)	88.7	89.7	-1%	89.2	89.6	0%
	Zinc (%)	89.8	88.2	2%	89.6	88.2	2%

Cost Data
+	Mining cost per tonne of ore mined ($)	56.10	53.53	5%	50.55	47.68	6%
	Cash mining cost per tonne of ore mined ($)	45.58	42.05	8%	40.59	38.56	5%
	Depreciation and amortization charges per tonne of ore mined ($)	10.52	11.48	-8%	9.96	9.12	9%

+	Milling cost per tonne of ore milled ($)	24.32	18.94	28%	17.89	14.25	26%
	Cash milling cost per tonne of ore milled ($)	21.75	16.51	32%	16.31	12.88	27%
	Depreciation and amortization charges per tonne of ore milled ($)	2.57	2.43	6%	1.58	1.37	15%

+	Cash production cost per tonne of ore processed ($)	67.33	58.56	15%	56.90	51.44	11%
+	All-in sustaining cost per tonne of ore processed ($)	100.13	87.69	14%	79.56	74.09	7%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(16.59)	(12.80)	-30%	(20.91)	(11.48)	-82%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	(0.39)	0.52	-175%	(8.07)	-	-

Concentrate inventory
	Lead concentrate (tonne)	27	167	-84%	27	167	-84%
	Zinc concentrate (tonne)	95	253	-62%	95	253	-62%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	115	120	-4%	646	705	-8%
	Lead (in thousands of pounds)	2,001	1,739	15%	9,671	10,410	-7%
	Zinc (in thousands of pounds)	2,816	3,274	-14%	20,200	20,946	-4%

Revenue
	Silver (in thousands of $)	1,745	1,765	-1%	9,438	9,091	4%
	Lead (in thousands of $)	1,848	1,399	32%	8,586	7,628	13%
	Zinc (in thousands of $)	3,387	3,138	8%	21,353	15,895	34%
	Other (in thousands of $)	545	(24)	-2371%	1,795	641	180%
		7,525	6,278	20%	41,172	33,255	24%
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce) **	15.17	14.71	3%	14.61	12.90	13%
	Lead ($ per pound)	0.92	0.80	15%	0.89	0.73	22%
	Zinc ($ per pound)	1.20	0.96	25%	1.06	0.76	39%

* Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

** Silver in zinc concentrate is subjected to higher smelter and refining charges which lowers the net silver selling price.

+ Alternative Performance (Non-IFRS) measures, see section 12 for reconciliation

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

i)	Fiscal 2022 vs. Fiscal 2021

In Fiscal 2022, a total of 314,882 tonnes of ore were mined and 318,042 tonnes were milled at the GC Mine, compared to 314,900 tonnes mined and 316,179 tonnes milled in Fiscal 2021.

Average head grades of ore milled were 75 g/t for silver, 1.5% for lead, and 3.2% for zinc compared to 85 g/t for silver, 1.7% for lead, and 3.4% for zinc in Fiscal 2021.

Metals sold were approximately 646 thousand ounces of silver, 9.7 million pounds of lead, and 20.2 million pounds of zinc, compared to 705 thousand ounces of silver, 10.4 million pounds of lead, and 20.9 million pounds of zinc in Fiscal 2021.

The cash mining and milling cost at the GC Mine was $40.59 and $16.31 per tonne, up 5% and 27% compared to $38.56 and $12.88 per tonne in Fiscal 2021.

The cash production cost per tonne was $56.90, up 11%, compared to $51.44 in Fiscal 2021. The all-in sustaining production cost per tonne of ore processed was $79.56, up 7%, compared to $74.09 in Fiscal 2021.

The cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by-product credits, at the GC Mine, in Fiscal 2022, were negative $20.91 and negative $8.07, respectively, compared to negative $11.48 and $nil in Fiscal 2021. The improvement was mainly due to an increase of $14.84 in by-product credits per ounce of silver, offset by the increase in cash production cost per tonne and all-in sustaining production cost per tonne as discussed above. Revenue from lead and zinc was $29.9 million, up $6.4 million, compared to $23.5 million in Fiscal 2021.

In Fiscal 2022, a total of 66,699 metres or $2.5 million worth of diamond drilling were completed (Fiscal 2021 – 45,996 metres or $1.8 million), of which approximately 60,382 metres or $2.2 million worth of underground drilling were expensed as part of mining costs (Fiscal 2021 – 45,996 metres or $1.8 million) and approximately 6,317 metres or $0.3 million worth of drilling were capitalized (Fiscal 2021 – nil). In addition, approximately 6,167 metres or $1.7 million worth of preparation tunnelling were completed and expensed as part of mining costs (Fiscal 2021 – 11,719 metres or $2.2 million), and approximately 13,751 metres or $4.3 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2021 – 11,871 metres or $3.9 million).

ii)	Q4 Fiscal 2022 vs. Q4 Fiscal 2021

In Q4 Fiscal 2022, a total of 49,893 tonnes of ore were mined and 50,939 tonnes were milled at the GC Mine, compared to 50,511 tonnes mined and 48,949 tonnes milled in Q4 Fiscal 2021. Average head grades of ore milled were 62 g/t for silver, 1.4% for lead, and 2.8% for zinc compared to 87 g/t for silver, 1.7% for lead, and 3.3% for zinc, in Q4 Fiscal 2021.

In Q4 Fiscal 2022, the GC Mine sold approximately 115 thousand ounces of silver, 2.0 million pounds of lead, and 2.8 million pounds of zinc, compared to 120 thousand ounces of silver, 1.7 million pounds of lead, and 3.3 million pounds of zinc in Q4 Fiscal 2021.

In Q4 Fiscal 2022, the cash mining cost at the GC Mine was $45.58 per tonne, up 8% compared to $42.05 per tonne in Q4 Fiscal 2021. The cash milling cost was $21.75 per tonne, compared to $16.51 in Q4 Fiscal 2021.

Correspondingly, the cash production cost per tonne of ore processed at the GC Mine was $67.33, up 15% compared to $58.56 in Q4 Fiscal 2021. The all-in sustaining production cost per tonne of ore processed was $100.13, up 14% compared to $87.69 in Q4 Fiscal 2021.

In Q4 Fiscal 2022, the cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by-product credits, at the GC Mine were negative $16.59 and negative $0.39 respectively, compared to negative $12.80 and $0.52 in Q4 Fiscal 2021. The decrease was mainly due to an increase of $1.3 million in by-product sales.

In Q4 Fiscal 2022, approximately 10,666 metres or $0.4 million worth of diamond drilling (Q4 Fiscal 2021 – 9,021 metres or $0.2 million), of which approximately 8,334 metres or $0.3 million worth of underground drilling were expensed as part of mining costs (Q4 Fiscal 2021 – 9,021 metres or $0.2 million) and approximately 2,332 metres

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

or $0.1 million worth of drilling were capitalized (Q4 Fiscal 2021 – nil). In addition, approximately 1,333 metres or $0.4 million worth of preparation tunnelling was completed and expensed as part of mining costs (Q4 Fiscal 2021 – 1,883 metres or $0.4 million), and approximately 1,737 metres or $0.7 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q4 Fiscal 2021 – 1,389 metres or $0.6 million).

(iii)	La Yesca Project

In Fiscal 2022, the Company completed 7,971 metres diamond drilling and capitalized $2.6 million expenditures at the La Yesca Project, but assay results are not yet available.

(iv)	BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company has been carrying out activities to apply for a new mining permit for gold, but pending a provincial wide rezoning of environmental and ecological areas and the process has taken longer than expected. No guarantee can be given that the new mining permit for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

(c)	Comparison of Fiscal 2022 Results with Fiscal 2022 Guidance

All references to Fiscal 2022 Guidance in this MD&A refer to the “Fiscal 2022 Operating Outlook” section in the Company’s Fiscal 2021 Annual MD&A dated May 20, 2021 (“Fiscal 2022 Guidance”) filed under the Company’s SEDAR profile at www.sedar.com.

(i)	Production and Production Costs

The following table summarizes the actual production and production costs achieved in Fiscal 2022 compared to the respective Fiscal 2022 Guidance:

		Head grades			Metal production			Production costs
	Ore processed	Silver	Lead	Zinc	Silver	Lead	Zinc	Cash cost	AISC
	(tonnes)	(g/t)	(%)	(%)	(Koz)	(Klbs)	(Klbs)	($/t)	($/t)
YTD Fiscal 2022 Actual Results
Ying Mining District	684,293	272	3.9	0.8	5,509	54,883	6,767	97.76	147.52
GC Mine	318,042	75	1.5	3.2	640	9,548	20,045	56.90	79.56
Consolidated	1,002,335	209	3.2	1.5	6,149	64,431	26,812	84.85	141.54
.
Fiscal 2022 Guidance
Ying Mining District	670,000 - 700,000	284	4.2	0.9	5,700-5,900	57,200-59,800	7,800-8,100	87.1-91.7	134.2-141.2
GC Mine	290,000 - 310,000	86	1.5	3.6	600-700	8,500-9,100	19,100-20,400	55.7-59.6	81.3-85.6
Consolidated	960,000 - 1,010,000	223	3.3	1.7	6,300-6,600	65,700-68,900	26,900-28,500	77.7-82.6	130.7-141.7

In Fiscal 2022, the Company produced approximately 6.1 million ounces of silver, 3,400 ounces of gold, 64.4 million pounds of lead, and 26.8 million pounds of zinc, slightly below the guidance of 6.3 to 6.6 million ounces of silver, 65.7 to 68.9 million pounds of lead, and 26.9 to 28.5 million pounds of zinc. The shortfall was mainly due to the disruptions arising from the mining contract renewal negotiation process and the heavy rainfall experienced at the Ying Mining District as reported in previous quarters.

The consolidated all-in sustaining production costs per tonne was within the guidance while the cash production cost per tonne was slightly over the guidance due to higher than expected appreciation of the Chinese yuan against the US dollar and the increase of mining contractor rate at the Ying Mining District.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

(ii)	Development and Capital Expenditures

The following table summarizes the development work and capitalized expenditures in Fiscal 2022 compared to the Fiscal 2022 Guidance.

	Capitalized Development and Expenditures									Expensed Tunneling	Expensed Drilling
	Ramp Development		Exploration and Development Tunnels		Capitalized Exploration Drilling		Equipment & Facilities	Total		Mining Preparation	Exploration Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	$ Thousand)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	(Metres)
YTD Fiscal 2022 Actual Results
Ying Mining District	7,279	$4,858	53,032	$21,851	135,390	$10,598	$8,609	60,311	$45,916	25,134	216,068
GC Mine	1,012	1,218	12,739	3,049	6,317	240	504	13,751	5,011	6,167	60,382
Corporate and other	-	-	-	-	7,971	2,612	452	-	3,064
Consolidated	8,291	$6,076	65,771	$24,900	149,678	$13,450	$9,565	74,062	$53,991	31,301	276,450

Fiscal 2022 Guidance
Ying Mining District	6,100	$5,200	52,200	$18,800	50,000	$3,500	$6,300	58,300	$33,800	23,400	148,400
GC Mine	500	400	10,300	3,000	-	-	1,000	10,800	4,400	10,200	58,500
Consolidated	6,600	$5,600	62,500	$21,800	50,000	$3,500	$7,300	69,100	$38,200	33,600	206,900

Total capital expenditures incurred in Fiscal 2022 was $54.0 million, $15.8 million or 41% over the guidance as the Company completed more drilling, ramp and tunneling development than planned for the purposes of increasing production and defining additional mineral resources. In addition, the $2.6 million capital expenditures incurred at the Las Yesca Project was not included in the Fiscal 2022 Guidance.

(d)	Acquisition of Kuanping Silver-Lead-Zinc-Gold Project

In October 2021, the Company, through a 100% owned subsidiary of Henan Found, won an online open auction to acquire a 100% interest in the Kuanping silver-lead-zinc-gold project (the “Kuanping Project”). The transaction was successfully completed in November 2021 for a total consideration of $13.1 million, comprised of for approximately $11.4 million in cash (RMB ¥73.5 million) plus the assumption of approximately $2.0 million (RMB ¥13.3 million) of debt, and net of $0.3 million cash received. The acquisition was through the acquisition of a 100% interest in the shares of Shanxian Xinbaoyuan Mining Co. Ltd. (“Xinbaoyuan”), an affiliate of a Henan Provincial government-controlled company located in Sanmenxia City, Henan Province. The material asset held by Xinbaoyuan is the Kuanping Project. As Henan Found’s subsidiary is considered a domestic Chinese company, the acquisition was not subject to the national security clearance.

The Kuanping Project is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 km north of the Ying Mining District. The Kuanping Project covers an area of 12.39 km², being approximately 3 km wide (east-west) and 5 km long (north-south).

The exploration rights of the Kuanping Project are currently in a reservation period for mining permit application, and the Company is in the process applying for the mining permit.

5.	Fiscal 2023 Operating Outlook

The Company reiterates its production guidance for the year ended March 31, 2023 (“Fiscal 2023”) previously announced in the Company’s news release dated February 8, 2022.

(a)	Production and Production Costs

In Fiscal 2023, the Company continues to expect production of approximately 1,040,000 - 1,140,000 tonnes of ore, yielding 6,300 to 7,900 ounces of gold, 7.0 million to 7.3 million ounces of silver, 68.4 million to 71.3 million pounds of lead, and 32.0 million to 34.5 million pounds of zinc. Fiscal 2023 production guidance represents an anticipated increases of approximately 4% to 14% in ore, 14% to 19% in silver, 85% to 132% in gold, 6% to 11% in lead, and 19% to 29% in zinc productions compared to Fiscal 2022 production results.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

		Head grades				Metal production				Production costs
	Ore processed (tonnes)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Gold (koz)	Silver (Moz)	Lead (Mlbs)	Zinc (Mlbs)	Cash cost ($/t)	AISC* ($/t)
Fiscal 2023 Guidance
Gold ore	30,000 - 43,000	3.9	60	0.5	-	3.4 - 4.9	0.1 - 0.1	0.3 - 0.5	-	-	-
Silver ore	710,000 - 731,000	0.1	287	3.9	0.9	2.9 - 3.0	6.2 - 6.4	58.6 - 60.4	8.2 - 8.5	-	-
Ying Mining District	740,000 - 774,000	0.3	276	3.8	0.9	6.3 - 7.9	6.3 - 6.5	58.9 - 60.9	8.2 - 8.5	92.3 - 93.7	143.5 - 145.7
GC Mine	300,000 - 330,000	-	93	1.6	3.7	-	0.7 - 0.8	9.5 - 10.4	21.8 - 24.0	54.9 - 57.5	86.1 - 92.0
Consolidated	1,040,000 - 1,140,000	0.2	224	3.2	1.7	6.3 - 7.9	7.0 - 7.3	68.4 - 71.3	32.0 - 34.5	83.3 - 85.9	141.6 - 143.5

*Both AISC and cash costs are non-IFRS measures. AISC refers to all-in sustaining costs per tonne of ore processed. Cash costs refer to cash production costs per tonne of ore processed. Foreign exchange rates assumptions used are: US$1 = CAD$1.30, US$1 = RMB¥6.40.

(b)	Development and Capital Expenditures

The increased production guidance is made possible by over 629,000 metres of exploration and resource upgrade drilling completed at the mines from 2021 to 2022. Other benefits of the extensive drilling include: i) slowing down the rate of mining depth increase, and with some mines, its average mining depths becoming shallower; and ii) reducing the amount of tunnel development as more resources and reserves were identified near existing infrastructures.

The table below summarizes the work plan and estimated capital expenditures in Fiscal 2023.

	Capitalized Development Work and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Capitalized Drilling		Equipment, Mill and TSF	Total	Mining Preparation Tunnnels	Underground driling
	(Metres)	($ Million)	(Metres)	($ Million)	(Metres)	($ Million)	($ Million)	($ Million)	(Metres)	(Metres)
Fiscal 2023 Capitalized Work Plan and Capita Expenditure Estimates
Ying Mining District	4,600	3.2	61,300	26.3	110,700	6.8	44.6	80.9	29,000	135,300
GC Mine	-	-	13,200	4.2	14,800	0.4	1.9	6.5	7,600	46,600
Corporate and others	-	-	-	-	10,500	0.7	0.5	1.2	-	-
Consolidated	4,600	3.2	74,500	30.5	136,000	7.9	47.0	88.6	36,600	181,900

In Fiscal 2023, the Company plans to: i) complete 4,600 metres of 4.0 x 4.2 metre tunnels as major access and transportation ramps at estimated capitalized expenditures of $3.2 million, representing a 30% decrease in meterage and a 43% decrease in total cost compared to Fiscal 2022 guidance; ii) complete 74,500 metres of exploration and mining development tunnels (2.2x2.6 metres) at estimated capitalized expenditures of $30.5 million, representing a 19% increase in meterage and a 40% increase in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to Fiscal 2022 guidance; iii) complete and capitalize 136,000 metres of drilling at an estimated cost of $7.9 million, representing a 172% increase in meterage to prepare for future production and a 126% increase in total cost compared to Fiscal 2022 Guidance; and iv) spend $47.0 million on equipment, mill and tailing storage facility (“TSF”), including $39.9 million towards the construction of a new 3,000 tonne per day flotation mill and 19.1 million cubic metre TSF at the Ying Mining District.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 36,600 metres of mining preparation tunnels and 181,900 metres of underground definition drilling.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

(i)	Ying Mining District

In Fiscal 2023, the Company plans to mine and process 740,000 – 774,000 tonnes of ore at the Ying Mining District, including 30,000 – 43,000 tonnes of gold ore with an expected head grade of 3.9 g/t gold, to produce 6,300 to 7,900 ounces of gold, 6.3 million to 6.5 million ounces of silver, 58.9 million to 60.9 million pounds of lead, and 8.2 million to 8.5 million pounds of zinc. Fiscal 2023 production guidance at the Ying Mining District represents increases of approximately 10% in ore production, 10% in silver production, 3% in lead production, and 5% in zinc production.

The cash production cost is expected to be $92.3 to $93.7 per tonne of ore, and the all-in sustaining cost is estimated at $143.5 to $145.7 per tonne of ore processed.

In Fiscal 2023, the Ying Mining District plans to: i) complete 4,600 metres of 4.0 x 4.2 metre tunnels as major access and transportation ramps at estimated capitalized expenditures of $3.2 million, representing a 25% decrease in meterage and a 38% decrease in total cost compared to Fiscal 2022 Guidance; ii) complete 61,300 metres of exploration and mining development tunnels (2.2x2.6 metres) at estimated capitalized expenditures of $26.3 million, representing a 17% increase in meterage and a 40% increase in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to Fiscal 2022 Guidance; iii) complete and capitalize 110,700 metres of drilling at an estimated cost of $6.8 million, representing a 121% increase in meterage to prepare for future production and a 94% increase in total costs compared to Fiscal 2022 Guidance; and iv) spend $44.6 million on equipment, mill and TSF, including $39.9 million towards the construction of a new 3,000 tonne per day flotation mill and 20 million cubic metre TSF.

Excluding the $39.9 million capital expenditures to be incurred on the new mill and TSF, the total capital expenditures at the Ying Mining District are budgeted at $41.0 million, up 21% compared to Fiscal 2022 Guidance as a result of increased tunneling and drilling work, and a substantial increase in the price of explosives.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 29,000 metres of mining preparation tunnels and 135,300 metres of underground drilling at the Ying Mining District.

(ii)	GC Mine

In Fiscal 2023, the Company plans to mine and process 300,000 to 330,000 tonnes of ore at the GC Mine to produce 700 thousand to 800 thousand ounces of silver, 9.5 million to 10.4 million pounds of lead, and 21.8 million to 24.0 million pounds of zinc. Fiscal 2023 production guidance at the GC Mine represents increases of approximately 3% to 6% in ore production, 14% to 17% in silver production, 12% to 14% in lead production, and 14% to 26% in zinc production compared to Fiscal 2022 Guidance.

The cash production cost is expected to be $54.9 to $57.5 per tonne of ore, and the all-in sustaining cost is estimated at $86.1 to $92.0 per tonne of ore processed.

In Fiscal 2023, the GC Mine plans to: i) complete and capitalize 13,200 metres of exploration and development tunnels (2.2x2.6 metres) at estimated capital expenditures of $4.2 million, a 28% increase in meterage and a 40% increase in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to Fiscal 2022 Guidance; ii) complete and capitalize 14,800 metres of drilling at an estimated cost of $0.4 million, representing a 100% increase in meterage and cost to prepare for future production, compared to Fiscal 2022 Guidance; and iii) spend $1.9 million on equipment and facilities. The total capital expenditures at the GC Mine are budgeted at $6.5 million in Fiscal 2023, up $2.1 million compared to Fiscal 2022 Guidance.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 7,600 metres of tunnels and 46,600 metres of underground drilling at the GC Mine.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

(iii)	Kuanping Project

Total capital expenditures at the Kuanping Project in Fiscal 2023 are estimated at $1.2 million, including $0.7 million for a 10,500 metre drilling program and $0.5 million to complete reports and studies to apply for the mining permit.

(iv)	New Mill and Tailing Storage Facility

The Company has budgeted $29.8 million to construct a new 3,000 tonne per day floatation mill (the “New Mill”) and $38.0 million for a TSF at the Ying Mining District. The New Mill will be equipped with a Knelson gold gravity separation circuit and designed to produce silver-lead, zinc, copper and gold concentrates. The TSF may be constructed in two phases, with approximately 10.2 million cubic metres storage capacity in Phase 1, and approximately 8.9 million cubic metres capacity in Phase 2, for a total storage capacity of 19.1 million cubic metres.

In Fiscal 2023, the Company expects to spend $23.8 million on construction of the New Mill and $16.1 million on the TSF. So far, the Company has i) leased 123.46 hectares of land; ii) filed the environmental assessment report and safety report for the TSF with the local county government; iii) completed 142 drill holes, or 5,760 metres of foundation engineering survey drilling at the TSF; iv) elected a contractor to construct approximately 5,100 metres of drain tunnel at the TSF; and v) completed the preliminary engineering design for the New Mill.

6.	Investment in Associates

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of two common directors and two common officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

During the year ended March 31, 2022, the Company acquired 125,000 common shares of NUAG from the public market for a total cost of $0.4 million. Subsequent to March 31, 2022, the Company acquired additional 48,500 common shares of NUAG from the public market for a total cost of $0.2 million.

In November 2020, NUAG completed a spin-out by way of a plan of arrangement of its then wholly-owned subsidiary, Whitehorse Gold Corp. (“WHG”), which owns 100% of Skukum Gold Project (formerly “Tagish Lake Gold Project”) located in Yukon, Canada, and distributed all of the WHG common shares to its shareholders on a pro rata basis.

As at March 31, 2022, the Company owned 44,042,216 common shares of NUAG (March 31, 2021 – 43,917,216), representing an ownership interest of 28.2% (March 31, 2021 – 28.6%).

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
Balance April 1, 2020	42,596,506	$44,555	$148,624
Participation in public offering	1,320,710	5,805
WHG Spin-out		(1,793)
Share of net loss		(1,672)
Share of other comprehensive loss		(2,324)
Foreign exchange impact		5,828
Balance March 31, 2021	43,917,216	$50,399	$181,257
Purchase from open market	125,000	352
Share of net loss		(1,715)
Share of other comprehensive income		95
Foreign exchange impact		306
Balance March 31, 2022	44,042,216	$49,437	$140,275

Summarized financial information for the Company’s investment in NUAG on a 100% basis is as follows:

	Years ended March 31,
	2022 (1)	2021 (1)
Net loss attributable to NUAG’s shareholders as reported by NUAG	$(6,055)	$3,029
Adjustments to remove impairment charges recognized by NUAG	-	(8,862)
Net loss of NUAG qualified for pick-up Other comprehensive income (loss) attributable to NUAG’s	(6,055)	(5,833)
shareholders as reported by NUAG	334	(8,079)
Comprehensive income (loss) of NUAG qualified for pick-up	$(5,721)	$(13,912)
Company’s share of net loss	(1,715)	(1,672)
Company’s share of other comprehensive income (loss)	95	(2,324)
Company’s share of comprehensive income	$(1,620)	$(3,996)

(1)	NUAG’s fiscal year-end is on June 30. NUAG’s quarterly financial results were used to compile the financial information that matched with the Company’s year-end on March 31.

As at	March 31, 2022	March 31, 2021
Current assets	$37,075	$48,511
Non-current assets	88,171	78,164
Total assets	$125,246	$126,675
Current liabilities	2,353	811
Total liabilities	2,353	811

Net assets	$122,893	$125,864
Non-controlling interests	(24)	(50)
Total equity attributable to equity holders of NUAG	$122,917	$125,914
Company’s share of net assets of associate	$34,670	$35,932

(b)	Investment in Whitehorse Gold Corp.

Whitehorse Gold Corp. (“WHG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). WHG is a related party of the Company by way of one common director, and the Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

On May 14, 2021, the Company participated in a brokered private placement of WHG and purchased 4,000,000 units at a cost of $5.0 million. Each unit was comprised of one WHG common share and one common share purchase warrant at exercise price of CAD$2 per share. The common share purchase warrant expires on May 14, 2026.

As at March 31, 2022, the Company owned 15,514,285 common shares of WHG (March 31, 2021 – 11,514,285), representing an ownership interest of 29.3% (March 31, 2021 – 27.0%). The summary of the investment in WHG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of WHG’s common shares per quoted market price
Balance April 1, 2020
Distributed by NUAG through WHG spin-out	5,740,285	1,793
Participation in private placement	5,774,000	1,326
Share of net loss		(174)
Foreign exchange impact		113
Balance March 31, 2021	11,514,285	$3,058	$15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(473)
Foreign exchange impact		(141)
Balance March 31, 2022	15,514,285	$7,404	$6,208

Summarized financial information for the Company’s investment in WHG on a 100% basis is as follows:

	Year ended March 31,
	2022 (1)	2021 (1)
Net loss attributable to WHG’s shareholders as reported by WHG	$(1,607)	$(856)
Adjustments to exclude WHG’s net loss before spin-out	-	211
Net loss of WHG qualified for pick-up	$(1,607)	$(645)
Company’s share of net loss	$(473)	$(174)

(1)	WHG’s fiscal year-end is on December 31. WHG’s quarterly financial results were used to compile the financial information that matched with the Company’s year-end on March 31.

As at	March 31, 2022	March 31, 2021
Current assets	$3,068	$823
Non-current assets	19,159	10,862
Total assets	$22,227	$11,685
Current liabilities	575	237
Long-term l iabilities	5	-
Total liabilities	580	237

Net assets	$21,647	$11,448
Company’s share of net assets of associate	$6,341	$3,090

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

7.	Overview of Financial Results

(a)	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past twelve quarters as well as selected annual results for the past three years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales. The results for the quarters ended March 31 are normally affected by the extended Chinese New Year holiday, and during the quarter ended March 31, 2020, the operations in China were shut down for an extra month due to Covid-19.

Fiscal 2022	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2022
Revenue	$58,819	$58,435	$59,079	$41,590	$217,923
Cost of mine operations	$33,315	$34,823	$37,603	27,881	133,622
Income from mine operations	25,504	23,612	21,476	13,709	84,301
Corporate general and administrative expenses	3,838	3,749	3,310	3,284	14,181
Foreign exchange loss (gain)	450	(2,063)	(1,813)	3,159	(267)
Share of loss in associates	396	469	403	920	2,188
Loss (gain) on equity investments	722	3,365	(1,101)	499	3,485
Other items	314	460	1,481	(106)	2,149
Income from operations	19,784	17,632	19,196	5,953	62,565
Finance items	(1,265)	(481)	8,171	(932)	5,493
Income tax expenses	4,817	5,355	3,093	523	13,788
Net income	16,232	12,758	7,932	6,362	43,284
Net income attributable to equity holders of the
Company	12,212	9,393	5,063	3,966	30,634
Basic earnings per share	0.07	0.05	0.03	0.02	0.17
Diluted earnings per share	0.07	0.05	0.03	0.02	0.17
Cash dividend declared	2,202	-	2,211	-	4,413
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					723,538
Total liabilities					103,424
Total attributable shareholders’ equity					512,396

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

Fiscal 2021	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2021
Revenue	$46,705	$56,372	$53,296	$35,732	$192,105
Cost of mine operations	$27,420	$29,700	$28,495	22,328	107,943
Income from mine operations	19,285	26,672	24,801	13,404	84,162
Corporate general and administrative expenses	2,687	2,784	3,525	3,369	12,365
Foreign exchange loss	2,670	1,349	2,954	773	7,746
Share of loss in associates	161	319	550	816	1,846
Loss (gain) on equity investments	(5,466)	(2,771)	(600)	1,105	(7,732)
Other items	(3,841)	214	(258)	2,098	(1,787)
Income from operations	23,074	24,777	18,630	5,243	71,724
Finance items	(800)	(657)	295	(617)	(1,779)
Income tax expenses (recovery)	5,382	5,877	6,046	(4,311)	12,994
Net income	18,492	19,557	12,289	10,171	60,509
Net income attributable to equity holders of the Company	15,491	15,472	8,392	7,021	46,376
Basic earnings per share	0.09	0.09	0.05	0.04	0.27
Diluted earnings per share	0.09	0.09	0.05	0.04	0.26
Cash dividend declared	2,178	-	2,190	-	4,368
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					652,642
Total liabilities					86,914
Total attributable shareholders’ equity					467,574

Fiscal 2020	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2020
Revenue	$45,576	$49,886	$44,508	$18,859	$158,829
Cost of mine operations	27,843	27,219	28,738	15,655	99,455
Income from mine operations	17,733	22,667	15,770	3,204	59,374
Corporate general and administrative	2,353	2,583	2,568	2,590	10,094
Foreign exchange loss (gain)	854	(797)	1,277	(5,437)	(4,103)
Share of loss in associates	281	244	322	429	1,276
Dilution gain on investment in associate	(723)	-	-	-	(723)
Gain on disposal of mineral rights and properties	(1,477)	-	-	-	(1,477)
Gain on equity investments	-	-	-	-	-
Other items	386	519	160	1,080	2,145
Income from operations	16,059	20,118	11,443	4,542	52,162
Finance items	(754)	(682)	(988)	474	(1,950)
Income tax expenses (recovery)	(488)	5,139	3,715	543	8,909
Net income	17,301	15,661	8,716	3,525	45,203
Net income attributable to equity holders of the Company	12,607	12,221	6,283	3,163	34,274
Basic earnings per share	0.07	0.07	0.04	0.02	0.20
Diluted earnings per share	0.07	0.07	0.04	0.02	0.20
Cash dividend declared	2,125	-	2,162	-	4,287
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					512,760
Total liabilities					73,788
Total attributable shareholders’ equity					368,682

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

(b) Overview of Annual Financial Results

Net income attributable to equity holders of the Company in Fiscal 2022 was $30.6 million or $0.17 per share, compared to $46.4 million or $0.27 per share in Fiscal 2021.

In Fiscal 2022, the Company’s consolidated financial results were mainly impacted by i) an increase of 10%, 5%, 20% and 38%, respectively, in the net realized selling prices for silver, gold, lead and zinc; offset by ii) a 1%, 28%, 5% and 4% decrease in silver, gold, lead and zinc sold; iii) a 17% increase in cash production costs per tonne, and iv) an impairment charge of $10.6 million against bond investments and a $3.5 million loss on equity investments in Fiscal 2022 while an impairment charge of $1.4 million against bond investments and a gain of $7.7 million on equity investments was recorded in Fiscal 2021.

Revenue in Fiscal 2022 was $217.9 million, up 13% or $25.8 million compared to $192.1 million in Fiscal 2021. The increase was mainly due to an increase of $29.9 million arising from the increase in the net realized silver, gold, lead and zinc selling prices; offset by a decrease of $7.8 million arising from the decrease in the quantities of silver, gold, lead and zinc sold. Revenues from silver, gold, and base metals were $121.3 million, $5.1 million, and $91.6 million, respectively, compared to $111.2 million, $6.7 million, and $74.2 million in Fiscal 2021. Revenue from the Ying Mining District was $176.8 million, up 12% compared to $157.3 million in Fiscal 2021. Revenue from the GC Mine was $41.2 million, up 24% compared to $33.3 million in Fiscal 2021. Gold sales in Fiscal 2021 included $1.5 million from sales of remaining gold concentrate inventory at the from BYP mine before it was placed on care and maintenance in 2014.

Fluctuation in sales revenue is mainly dependent on metal sales and realized metal prices. The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on SME, excluding gold, include VAT. The following table is a comparison among the Company’s net realized selling prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”):

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	F2022	F2021	F2022	F2021	F2022	F2021	F2022	F2021
Net realized selling prices	$19.36	$17.61	$1,495	$1,430	$0.90	$0.75	$1.08	$0.78
SME	$24.58	$22.93	$1,826	$1,800	$1.08	$1.00	$1.65	$1.29
LME	$24.58	$22.92	$1,819	$1,825	$1.03	$0.86	$1.47	$1.11

Cost of mine operations in Fiscal 2022 was $133.6 million, up 24% compared to $107.9 million in Fiscal 2021. Items included in cost of mine operations are summarized as follows:

	Fiscal 2022	Fiscal 2021	Change
Production costs	$88,537	$69,544	27%
Depreciation and amortization	25,082	21,434	17%
Mineral resource taxes	5,952	5,004	19%
Government fees and other taxes	2,643	2,374	11%
General and administrative	11,408	9,587	19%
	$133,622	107,943	24%

Production costs expensed in Fiscal 2022 were $88.5 million, up 27% compared to $69.5 million in Fiscal 2021. The increase was mainly due to the increase in per tonne production costs and more ore processed. The production costs expensed represent approximately 1,043,450 tonnes of ore processed and expensed at $84.85 per tonne, compared to approximately 956,460 tonnes of ore processed and expensed at $72.71 per tonne in Fiscal 2021.

The increases in the mineral resource taxes and government fees and other taxes were mainly due to higher revenue achieved in Fiscal 2022. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

General and administrative expenses for the mine operations in Fiscal 2022 were $11.4 million, up 19% compared to $9.6 million in Fiscal 2021. The increase was mainly due to the increase in salaries and benefits as results of i) an increase in employees’ pay rates; ii) additional staff in preparation for production expansion and new project; and iii) the contribution to the employees’ social welfare funds in China returning to the normal rate from a reduced contribution rate granted by the Chinese government in Fiscal 2021 due to Covid-19. Items included in general and administrative expenses in Fiscal 2022 are summarized as follows:

	Fiscal 2022	Fiscal 2021	Change
Amortization and depreciation	$1,354	$1,255	8%
Office and administrative expenses	3,149	2,897	9%
Professional Fees	428	442	-3%
Salaries and benefits	6,477	4,993	30%
	$11,408	$9,587	19%

Income from mine operations in Fiscal 2022 was $84.3 million, compared to $84.2 million in Fiscal 2021. Income from mine operations at the Ying Mining District was $70.0 million, down 6% compared to $74.2 million in Fiscal 2021. Income from mine operations at the GC Mine was $14.8 million, up 52% compared to $9.8 million in Fiscal 2021.

Corporate general and administrative expenses in Fiscal 2022 were $14.2 million, up 15% compared to $12.4 million in Fiscal 2021. The increase was mainly due to the increase in non-cash share-based compensation expenses. Items included in corporate general and administrative expenses are summarized as follows:

	Fiscal 2022	Fiscal 2021	Change
Amortization and depreciation	$593	$533	11%
Office and administrative expenses	1,598	1,946	-18%
Professional Fees	771	783	-2%
Salaries and benefits	5,392	4,947	9%
Share-based compensation	5,827	4,156	40%
	$14,181	$12,365	15%

Property evaluation and business development expenses in Fiscal 2022 were $0.9 million, compared to a recovery of $3.2 million in Fiscal 2021. In Fiscal 2021, a break fee of $6.5 million, net of expenses of $2.5 million, was included as a recovery of property evaluation and business development expenses.

Foreign exchange gain in Fiscal 2022 was $0.3 million compared to a loss of $7.7 million in Fiscal 2021. The foreign exchange gain or loss is mainly driven by the exchange rate between the US dollar and the Canadian dollar.

Share of loss in associates in Fiscal 2022 was $2.2 million, compared to $1.8 million in Fiscal 2021. Share of loss in an associate represents the Company’s equity pickup in NUAG and WHG.

Loss on equity investments in Fiscal 2022 was $3.5 million, compared to a gain of $7.7 million in Fiscal 2021. The gain or loss on equity investments includes changes from the investment in mark-to-market equity instruments.

Finance income in Fiscal 2022 was $5.2 million compared to $3.8 million in Fiscal 2021. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Finance costs in Fiscal 2022 was $10.7 million compared to $2.0 million in Fiscal 2021. The finance costs included $10.6 million impairment charge against short-term investment in bonds, compared to $1.4 million in Fiscal 2021.

Income tax expenses in Fiscal 2022 were $13.8 million, up $0.8 million compared to $13.0 million in Fiscal 2021. The income tax expenses recorded in Fiscal 2022 included a current income tax expenses of $8.8 million (Fiscal 2021 - $10.9 million) and a deferred income tax expenses of $5.0 million (Fiscal 2021 - $2.1 million).

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

(c) Overview of Fourth Quarter Financial Results

Net income attributable to equity holders of the Company in Q4 Fiscal 2022 was $4.0 million or $0.02 per share, compared to $7.0 million or $0.04 per share in Q4 Fiscal 2021.

Compared to the prior year quarter, the Company’s consolidated financial results in Q4 Fiscal 2022 were mainly impacted by i) an increase of 3%, 15%, and 24%, respectively, in the realized selling prices for gold, lead and zinc; ii) an 11% and 13% increase in silver and lead sold; offset by iii) a 4% decrease in the realized selling price for silver; iv) a 29% and 5% decrease in gold and zinc sold; v) an 8% increase in cash production costs per tonne; and vi) a foreign exchange loss of $3.2 million.

Revenue in Q4 Fiscal 2022 was $41.6 million, up 16% or $5.7 million, compared to $35.9 million in the same prior year period. The increase was mainly due to i) an increase of $3.5 million arising from more silver and lead sold; and ii) an increase of $2.4 million arising from the increase in the net realized selling price for lead and zinc. Silver, gold and base metals sales represented $22.7 million, $0.9 million, and $18.0 million, respectively, compared to silver, gold and base metals sales of $21.2 million, $1.0 million and $13.6 million, respectively, in the same prior year period.

The following table is a comparison among the Company’s net realized selling prices, prices quoted on SME, and prices quoted on LME:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q4 2022	Q4 2021	Q4 2022	Q4 2021	Q4 2022	Q4 2021	Q4 2022	Q4 2021
Net realized selling prices	$19.38	$20.11	$1,475	$1,437	$0.93	$0.81	$1.22	$0.98
SME	$23.97	$25.68	$1,885	$1,800	$1.09	$1.05	$1.80	$1.47
LME	$24.01	$26.26	$1,877	$1,794	$1.05	$0.92	$1.69	$1.25

Cost of mine operations in Q4 Fiscal 2022 was $27.9 million, up 25% compared to $22.3 million in Q4 Fiscal 2021. Items included in cost of mine operations are summarized as follows:

	Q4 Fiscal 2022	Q4 Fiscal 2021	Change
Production costs	$18,226	$14,084	29%
Depreciation and amortization	5,168	4,507	15%
Mineral resource taxes	1,012	898	13%
Government fees and other taxes	446	409	9%
General and administrative	3,029	2,431	25%
	$27,881	22,329	25%

Production costs expensed in Q4 Fiscal 2022 were $18.2 million, up 29% compared to $14.1 million during the same prior year period. The increase was mainly due to the increase in per tonne production cost and more silver and lead sold. The production costs expensed represent approximately 196,440 tonnes of ore processed and expensed at $92.78 per tonne, compared to approximately 164,340 tonnes of ore processed and expensed at $85.70 per tonne In Q4 Fiscal 2021.

Items included in general and administrative expenses for the mine operations In Q4 Fiscal 2022 are summarized as follows:

	Q4 Fiscal 2022	Q4 Fiscal 2021	Change
Amortization and depreciation	$340	$333	2%
Office and administrative expenses	729	670	9%
Professional Fees	102	97	5%
Salaries and benefits	1,858	1,331	40%
	$3,029	$2,431	25%

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

Income from mine operations in Q4 Fiscal 2022 was $13.7 million, up 2% compared to $13.4 million in Q4 Fiscal 2021. Income from mine operations at the Ying Mining District was $11.9 million, compared to $11.9 million in Q4 Fiscal 2021, while GC Mine was $2.0 million, up 16% compared to $1.7 million in Q4 Fiscal 2021.

Corporate general and administrative expenses in Q4 Fiscal 2022 were $3.3 million, down 3% compared to $3.4 million In Q4 Fiscal 2021. Items included in corporate general and administrative expenses are summarized as follows:

	Q4 Fiscal 2022	Q4 Fiscal 2021	Change
Amortization and depreciation	$158	$142	11%
Office and administrative expenses	370	387	-4%
Professional Fees	248	222	12%
Salaries and benefits	1,556	1,373	13%
Share-based compensation	952	1,245	-24%
	$3,284	$3,369	-3%

Property evaluation and business development expenses in Q4 Fiscal 2022 were $0.1 million, compared to $0.2 million in Q4 Fiscal 2021.

Foreign exchange gain in Q4 Fiscal 2022 was $3.2 million compared to $0.8 million in Q4 Fiscal 2021.

Share of loss in associates in Q4 Fiscal 2022 was $0.9 million, compared to $0.8 million in Q4 Fiscal 2021.

Loss on equity investments in Q4 Fiscal 2022 was $0.5 million, compared to $1.1 million in Q4 Fiscal 2021., mainly arising from changes due to the mark-to-market adjustments.

Finance income in Q4 Fiscal 2022 was $1.0 million compared to $1.0 million in Q4 Fiscal 2021.

Finance costs in Q4 Fiscal 2022 was $0.1 million compared to $0.4 million in Q4 Fiscal 2021.

Income tax expenses in Q4 Fiscal 2022 were $0.5 million, compared to a recovery of $4.3 million in the Q4 Fiscal 2021. The income tax expenses recorded in Q4 Fiscal 2022 included a current income tax expenses of $0.4 million (Q4 Fiscal 2021 – a recovery of $3.3 million) and a deferred income tax expense of $0.1 million (Q4 Fiscal 2021 – $1.0 million). In Q4 Fiscal 2022, Guangdong Found was recognized as a High and New Technology Enterprise (“HNTE”) and its effective income tax rate was reduced to 15% from 25%, while Henan Found was recognized as a HNTE in Q4 Fiscal 2021.

8.	Liquidity and Capital Resources

As at	March 31, 2022	March 31, 2021	Changes
Cash and cash equivalents	$113,302	$118,735	$(5,433)
Short-term investments	99,623	80,357	19,266
	$212,925	$199,092	$13,833
Working capital	$186,270	$184,014	$2,256

Cash, cash equivalents and short-term investments as at March 31, 2022 were $212.9 million, up 7% or $13.8 million, compared to $199.1 million as at March 31, 2021.

Working capital as at March 31, 2022 was $186.3 million, up 1% or $2.3 million, compared to $184.0 million as at March 31, 2021.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2022	2021	Changes	2022	2021	Changes
Cash flow
Cash provided by operating activities	$11,406	$2,231	$9,175	$107,378	$85,912	$21,466
Cash provided by (used in) investing activities	(50,997)	10,429	(61,426)	(106,626)	(40,974)	(65,652)
Cash provided by financing activities	645	838	(193)	(7,426)	(1,453)	(5,973)
Increase (decrease) in cash and cash equivalents	(38,946)	13,498	(52,444)	(6,674)	43,485	(50,159)
Effect of exchange rate changes on cash and cash equivalents	221	467	(246)	1,241	9,473	(8,232)
Cash and cash equivalents, beginning of the period	152,027	104,770	47,257	118,735	65,777	52,958
Cash and cash equivalents, end of the period	$113,302	$118,735	$(5,433)	$113,302	$118,735	$(5,433)

Cash flow provided by operating activities in Fiscal 2022 was $107.4 million, up 25% or $21.5 million, compared to $85.9 million in Fiscal 2021. The increase was due to:

•	$100.9 million cash flow from operating activities before changes in non-cash operating working capital, up 22% or $18.1 million, compared to $82.8 million in Fiscal 2021; offset by

•	$6.4 million cash inflow from a reduction in non-cash working capital, compared to $3.1 million in Fiscal 2021.

In Q4 Fiscal 2022, cash flow provided by operating activities was $11.4 million, compared to $2.2 million in Q4 Fiscal 2021. Before changes in non-cash operating working capital, cash flow provided by operating activities in Q4 Fiscal 2022 was $14.0 million, compared to $11.9 million in Q4 Fiscal 2021.

Cash flow used in investing activities in Fiscal 2022 was $106.6 million, compared to $41.0 million cash used in Fiscal 2021, and comprised mostly of:

•	$43.3 million spent on mineral exploration and development expenditures (Fiscal 2021 - $35.7 million);

•	$13.1 million paid for the acquisition of the Kuanping Project (Fiscal 2021 - $7.6 million paid for the acquisition of La Yesca Project)

•	$10.7 million spent to acquire plant and equipment (Fiscal 2021 - $9.0 million);

•	$8.2 million spent on the acquisition of other investments (Fiscal 2021 - $12.7 million);

•	$5.3 million spent on investment in associates (Fiscal 2021 - $7.1million), including $5.0 million investment in WHG (Fiscal 2021 - $1.3 million) and $0.3 million in NUAG (Fiscal 2021 - $5.8million); and

•	$27.2 million spent on net purchase of short-term investments (Fiscal 2021 - $9.8 million proceeds from net redemption).

In Q4 Fiscal 2022, cash flow used in investing activities was $51.0 million (Q4 Fiscal 2021 – $10.4 million provided by investing activities) and comprised mostly of:

•	$7.8 million spent on mineral exploration and development expenditures (Q4 Fiscal 2021 - $6.5 million);

•	$nil paid for the acquisition of mineral project (Q4 Fiscal 2021 - $1.0 million for the acquisition of La Yesca Project);

•	$3.6 million spent to acquire plant and equipment (Q4 Fiscal 2021 - $2.9 million);

•	$0.8 million spent on the acquisition of other investments (Q4 Fiscal 2021 - $nil); and

•	$39.2 million spent on net purchase of short-term investments (Q4 Fiscal 2021 - $19.1 million proceeds from the net redemptions); offset by

●	$0.4 million proceeds from disposal of other investments (Q4 Fiscal 2021 - $1.4 million).

Cash flow used in financing activities in Fiscal 2022 was $7.4 million, compared to $1.5 million in Fiscal 2021, and comprised mostly of:

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

●	$5.1 million in distributions to non-controlling shareholders (Fiscal 2021 - $3.2 million);

●	$4.4 million cash dividends paid to the equity shareholders of the Company (Fiscal 2021 - $4.4 million);

●	$0.6 million lease payment (Fiscal 2021 - $0.6 million); offset by

●	$0.8 million received from a related party for a loan repayment (Fiscal 2021 - $1.4 million);

●	$1.9 million cash received arising from exercise of stock options (Fiscal 2021 - $3.5 million).

In Q4 Fiscal 2022, cash flow provided by financing activities was $0.6 million (Q4 Fiscal 2021 - $0.8 million) and comprised mostly of:

●	$0.8 million received from a related party for a loan repayment while a loan of $2.2 million made to the related party in Q4 Fiscal 2021;

●	$nil contribution received from non-controlling interests’ shareholders (Q4 Fiscal 2021 - $2.5 million);

●	$nil received arising from exercise of stock options (Q4 Fiscal 2021 - $0.7 million); and offset by

●	$0.2 million lease payment (Q4 Fiscal 2021 - $0.1 million).

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuing reporting requirements.

9.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at March 31, 2022 and March 31, 2021. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2022
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$113,302	$-	$-	$113,302
Short-term investments - money market instruments	90,455	-	-	90,455
Investments in public companies	13,916	-	-	13,916
Investments in private companies	-	-	3,852	3,852

	Fair value as at March 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$118,735	$-	$-	$118,735
Short-term investments - money market instruments	64,545	-	-	64,545
Investments in public companies	13,444	-	-	13,444
Investments in private companies	-	-	2,289	2,289

Financial assets classified within Level 3 are equity investments in private companies owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at March 31, 2022 and March 31, 2021, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the year ended March 31, 2022 and 2021.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		March 31, 2022		March 31, 2021
	Within a year	2-5 years	Total	Total
Accounts payable and accrued liabilities	$39,667	$-	$39,667	$30,298
Lease obligation	677	666	1,343	1,741
	$40,344	$666	$41,010	$32,039

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

(c)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to currency risk affect net income is summarized as follows:

	USD	USD
	March 31, 2022	March 31, 2021
Financial assets denominated in U.S. Dollars	$59,272	$58,610

Financial liabilities denominated in U.S. Dollars	$-	$52

As at March 31, 2022, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $6.0 million.

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at March 31, 2022, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the in the consolidated statement of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on March 31, 2022 (at March 31, 2021 - $nil).

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at March 31, 2022, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $1.2 million and $0.2 million, respectively.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

10.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

11.	Transactions with Related Parties

Related party transactions are made on terms agreed upon with the related parties. The balances with related parties are unsecured and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

(a)	Due from related parties

	March 31, 2022	March 31, 2021
NUAG (i)	$43	$59
WHG (ii)	23	19
Henan Non-ferrous (iii)	-	769
	$66	$847

(i)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2022, the Company recovered $0.7 million (year ended March 31, 2021 - $0.6 million), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(ii)	The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2022, the Company recovered $0.2 million (year ended March 31, 2021 - $0.1 million) from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(iii)	In January 2021, Henan Found advanced a loan of $0.8 million (RMB¥5 million) to Henan Non-ferrous. The loan bears an interest rate of 4.35% per annum. In January 2022, the loan, including accumulated interest, of $0.8 million (RMB¥5.2 million) was repaid in full.

The balances with related parties are unsecured.

(b)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2022 and 2021 were as follows:

	Years Ended March 31,
	2022	2021
Cash compensation	3,246	3,252
Share-based compensation	3,179	2,814
	$6,425	$6,066

12.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-IFRS) measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the three months and the year ended March 31, 2022 and 2021:

(a)	Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings and adjusted earnings per share are non-IFRS measures and supplement information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash and unusual items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, gain or loss on investments, and other non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earning per share.

	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Net income as reported for the period	$6,362	$10,171	$43,284	$60,509
Adjustments, net of tax
Share-based compensation included in general and administrative	952	1,245	$5,827	$4,156
One time break fee recovery included in property evaluation and business development	-	-	-	(3,970)
Foreign exchange loss (gain)	3,159	773	(267)	7,746
Share of loss in associates	920	816	2,188	1,846
Loss (gain) on equity investments	499	1,105	3,485	(7,732)
Impairment loss on bonds investments included in finance costs	-	-	10,560	1,376
Adjusted earnings for the period	$11,892	$14,110	$65,077	$63,931
Non-controlling interest as reported	2,396	3,150	12,650	14,133
Adjusted earnings attributable to equity holders	$9,496	$10,960	$52,427	$49,798
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earning per share	$0.05	$0.06	$0.30	$0.28
Diluted adjusted earning per share	$0.05	$0.06	$0.29	$0.28
Basic weighted average shares outstanding	177,105,799	175,530,456	176,534,501	174,868,256
Diluted weighted average shares outstanding	178,741,964	177,398,782	178,323,968	177,074,004

(b)	Working Capital

Working capital is an alternative performance (non-IFRS) measure calculated as current assets less current liabilities. Working capital dose not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

(c)	Costs per Ounce of Silver

Cash cost and all-in sustaining cost (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash cost is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”)

guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes corporate general and administrative expense, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of cash cost and AISC per ounce of silver, net of by-product credits:

		Year ended March 31, 2022					Year ended March 31, 2021
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$70,309	$18,228	$-	$-	$88,537	$53,023	16,072	$449	$-	$69,544
By-product sales
Gold		(5,083)	-	-	-	(5,083)	(5,169)	-	(1,553)	-	(6,722)
Lead		(48,504)	(8,586)	-	-	(57,090)	(42,836)	(7,628)	-	-	(50,464)
Zinc		(7,489)	(21,353)	-	-	(28,842)	(5,898)	(15,895)	-	-	(21,793)
Other		(3,840)	(1,795)	-	-	(5,635)	(1,294)	(641)	-	-	(1,935)
Total by-product sales	B	(64,916)	(31,734)	-	-	(96,650)	(55,197)	(24,164)	(1,553)	-	(80,914)
Total cash cost, net of by-product credits	C=A+B	5,393	(13,506)	-	-	(8,113)	(2,174)	(8,092)	(1,104)	-	(11,370)
Add: Mineral resources tax		4,865	1,087	-	-	5,952	4,072	932	-	-	5,004
General and administrative		8,228	2,651	529	14,181	25,589	6,191	2,812	584	12,365	21,952
Amortization included in general and administrative		(562)	(398)	(395)	(593)	(1,948)	(507)	(373)	(376)	(533)	(1,789)
Property evaluation and business development*		-	-	122	799	921	-	-	42	691	733
Government fees and other taxes		1,960	669	14	-	2,643	1,781	588	5	-	2,374
Reclamation accretion		209	25	35	-	269	196	26	30	-	252
Lease payment		-	-	-	637	637	-	-	-	563	563
Sustaining capital expenditures		24,472	4,259	106	128	28,965	24,603	4,110	389	501	29,603
All-in sustaining cost, net of by-product credits	F	44,565	(5,213)	411	15,152	54,915	34,162	3	(430)	13,587	47,322
Add: Non-sustaining capital expenditures		21,470	959	2,676	-	25,105	11,698	852	2,480	-	15,030
All-in cost, net of by-product credits	G	66,035	(4,254)	3,087	15,152	80,020	45,860	855	2,050	13,587	62,352
Silver ounces sold (‘000s)	H	5,619	646	-	-	6,265	5,610	705	-	-	6,315
Cash cost per ounce of silver, net of by-product credits	(A+B)/H	$0.96	$(20.91)	$-	$-	$(1.29)	$(0.39)	$(11.48)	$-	$-	$(1.80)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$7.93	$(8.07)	$-	$-	$8.77	$6.09	$-	$-	$-	$7.49
All-in cost per ounce of silver, net of by-product credits	G/H	$11.75	$(6.59)	$-	$-	$12.77	$8.17	$1.21	$-	$-	$9.87

By-product credits per ounce of silver
Gold		(0.90)	-	-	-	(0.81)	(0.92)	-	-	-	(1.06)
Lead		(8.63)	(13.29)	-	-	(9.11)	(7.64)	(10.82)	-	-	(7.99)
Zinc		(1.33)	(33.05)	-	-	(4.60)	(1.05)	(22.55)	-	-	(3.45)
Other		(0.68)	(2.78)	-	-	(0.90)	(0.23)	(0.91)	-	-	(0.31)
Total by-product credits per ounce of silver		$(11.54)	$(49.12)	$-	$-	$(15.42)	$(9.84)	$(34.28)	$-	$-	$(12.81)

* Recovery of $3,970, arising the break fee of $6,497 (CAD$9,000) receipt from Guyana Goldfields net of expenses of $2,527, was excluded for the year ended March 31, 2021

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

		Three months ended March 31, 2022					Three months ended March 31, 2021
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$14,354	$3,872	$-	$-	$18,226	$11,107	2,977	$-	$-	$14,084
By-product sales
Gold		(885)	-	-	-	(885)	(1,006)	-	-	-	(1,006)
Lead		(9,618)	(1,848)	-	-	(11,466)	(7,450)	(1,399)	-	-	(8,849)
Zinc		(1,908)	(3,387)	-	-	(5,295)	(1,342)	(3,138)	-	-	(4,480)
Other		(664)	(545)	-	-	(1,209)	(182)	24	-	-	(158)
Total by-product sales	B	(13,075)	(5,780)	-	-	(18,855)	(9,980)	(4,513)	-	-	(14,493)
Total cash cost, net of by-product credits	C=A-B	1,279	(1,908)	-	-	(629)	1,127	(1,536)	-	-	(409)
Add: Mineral resources tax		820	192	-	-	1,012	726	172	-	-	898
General and administrative		2,243	657	129	3,284	6,313	1,600	698	133	3,369	5,800
Amortization included in general and administrative		(142)	(101)	(97)	(158)	(498)	(136)	(98)	(100)	(142)	(476)
Property evaluation and business development*		-	-	12	71	83	-	-	42	171	213
Government fees and other taxes		345	96	5	-	446	320	89	-	-	409
Reclamation accretion		52	6	9	-	67	51	7	8	-	66
Lease payment		-	-	-	167	167	-	-	-	149	149
Sustaining capital expenditures		6,790	1,013	5	5	7,813	5,674	730	193	8	6,605
All-in sustaining cost, net of by-product credits	F	11,387	(45)	63	3,369	14,774	9,362	62	276	3,555	13,255
Add: Non-sustaining capital expenditures		3,253	146	187	-	3,586	1,534	140	1,164	-	2,838
All-in cost, net of by-product credits	G	14,640	101	250	3,369	18,360	10,896	202	1,440	3,555	16,093
Silver ounces sold (‘000s)	H	1,058	115	-	-	1,173	936	120	-	-	1,056
Cash cost per ounce of silver, net of by-product credits	(A+B)/H	$1.21	$(16.59)	$-	$-	$(0.54)	$1.20	(12.80)	$-	$-	$(0.39)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$10.76	$(0.39)	$-	$-	$12.60	$10.00	0.52	$-	$-	$12.55
All-in cost per ounce of silver, net of by-product credits	G/H	$13.84	$0.88	$-	$-	$15.65	$11.64	1.68	$-	$-	$15.24

By-product credits per ounce of silver
Gold		(0.84)	-	-	-	(0.75)	(1.07)	-	-	-	(0.95)
Lead		(9.09)	(16.07)	-	-	(9.77)	(7.96)	(11.66)	-	-	(8.38)
Zinc		(1.80)	(29.45)	-	-	(4.51)	(1.43)	(26.15)	-	-	(4.24)
Other		(0.63)	(4.74)	-	-	(1.03)	(0.19)	0.20	-	-	(0.15)
Total by-product credits per ounce of silver		$(12.36)	$(50.26)	$-	$-	$(16.06)	$(10.65)	$(37.61)	$-	$-	$(13.72)

(d)	Costs per Tonne of Ore Processed

The Company uses cost per tonne of ore processed to manage and evaluate operating performance at each of its mines. Cost per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining cost, shipping cost, and milling cost. Cost per tonne of ore processed is the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.

All-in sustaining production cost per tonne is an extension of the cash production cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production cost per tonne is based on the Company’s cash production cost, and further includes corporate general and administrative expenses, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of production cost and all-in sustaining production cost per tonne of ore processed:

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

		Year ended March 31, 2022					Year ended March 31, 2021
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$70,309	$18,228	$-	$-	$88,537	$53,023	$16,072	$449	$-	$69,544
Depreciation and amortization		21,392	3,690	-	-	25,082	17,844	3,272	318	-	21,434
Adjustment for aggregate plant operations*		(2,129)				(2,129)	-	-	-	-	-
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(5,996)	(442)	(34)	-	(6,472)	(4,474)	(241)	(790)	-	(5,505)
Add: stockpile and concentrate inventory - Ending		4,684	137	35	-	4,856	5,996	442	34	-	6,472
Adjustment for foreign exchange movement		(120)	(9)	(1)	-	(130)	(492)	(27)	(11)	-	(530)
		(1,432)	(314)	-	-	(1,746)	1,030	174	(767)	-	437
Total production cost		$88,140	$21,604	$-	$-	$109,744	$71,897	$19,518	$-		$91,415
Depreciation and amortization charged to mining costs	A	20,015	3,135	-	-	23,150	16,711	2,872	-	-	19,583
Depreciation and amortization charged to milling costs	B	1,466	502	-	-	1,968	1,189	432	-	-	1,621
Total non-cash production cost		$21,481	$3,637	$-	$-	$25,118	$17,900	$3,304	$-	$-	21,204
Cash mining cost	C	55,859	12,780	-	-	68,639	45,216	12,141	-	-	57,357
Shipping cost	D	2,523	-	-	-	2,523	2,471	-	-	-	2,471
Cash milling cost	E	8,277	5,187	-	-	13,464	6,310	4,073	-	-	10,383
Total cash production cost		$66,659	$17,967	$-	$-	$84,626	$53,997	$16,214	$-	$-	$70,211
General and administrative		8,228	2,651	529	14,181	25,589	6,191	2,812	584	12,365	21,952
Property evaluation and business development**		-	-	122	799	921	-	-	42	691	733
Amortization included in general and administrative		(562)	(398)	(395)	(593)	(1,948)	(507)	(373)	(376)	(533)	(1,789)
Government fees and other taxes		1,960	669	14	-	2,643	1,781	588	5	-	2,374
Reclamation accretion		209	25	35	-	269	196	26	30	-	252
Lease payment		-	-	-	637	637	-	-	-	563	563
Adjustment for aggregate plant operations*		(257)	-	-	-	(257)	-	-	-	-	-
Sustaining capital expenditures		24,472	4,259	106	128	28,965	24,603	4,110	389	501	29,603
All-in sustaining production cost	F	$100,709	$25,173	$411	$15,152	$141,445	$86,261	$23,377	$674	$13,587	$123,899
Non-sustaining capital expenditures		21,470	959	2,676	-	25,105	11,698	852	2,480	-	$15,030
All in production cost	G	$122,179	$26,132	$3,087	$15,152	$166,550	$97,959	$24,229	$3,154	$13,587	$138,929
Ore mined (‘000s)	H	681.398	314.882	-	-	996.280	650.025	314.900	-		964.925
Ore shipped (‘000s)	I	684.959	314.882	-	-	999.841	657.337	314.900	-		972.237
Ore milled (‘000s)	J	684.293	318.042	-	-	1,002.335	651.402	316.179	-		967.581
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	29.37	9.96	-	-	23.24	25.71	9.12	-	-	20.29
Non-cash milling cost ($/tonne)	L=B/J	2.14	1.58	-	-	1.96	1.83	1.37	-	-	1.68
Non-cash production cost ($/tonne)	M=K+L	$31.51	$11.54	$-	$-	$25.20	$27.54	$10.49	$-	$-	$21.97
Cash mining cost ($/tonne)	N=C/H	81.98	40.59	-	-	68.90	69.56	38.56	-	-	59.44
Shipping costs ($/tonne)	O=D/I	3.68	-	-	-	2.52	3.76	-	-	-	2.54
Cash milling costs ($/tonne)	P=E/J	12.10	16.31	-	-	13.43	9.69	12.88	-	-	10.73
Cash production costs ($/tonne)	Q=N+O+P	$97.76	$56.90	$-	$-	$84.85	$83.01	$51.44	$-	$-	$72.71
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$147.52	$79.56	$-	$-	$141.54	$132.54	$74.09	$-	$-	$128.20
All in costs ($/tonne)	S=P+(G-F)/J	$178.89	$82.57	$-	$-	$166.58	$150.50	$76.79	$-	$-	$143.73

*Adjustments to exclude the opera ting costs of the aggregate pl ant.

**Recovery of $3,970, arising the break fee of $6,497 (CAD$9,000) receipt from Guyana Gol dfields net of expenses of $2,527, was excluded for the year ended March 31, 2021.

		Three months ended March 31, 2022					Three months ended March 31, 2021
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$14,354	$3,872	$-	$-	$18,226	$11,107	$2,977	$-	$-	$14,084
Depreciation and amortization as reported		4,411	757	-	-	5,168	3,802	705	-	-	4,507
Adjustment for aggregate plant operations*		(471)	-	-	-	(471)
Change in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(5,062)	(725)	(35)	-	(5,822)	(6,156)	(499)	(34)	-	(6,689)
Add: stockpile and concentrate inventory - Ending		4,684	137	35	-	4,856	5,996	442	34	-	6,472
Adjustment for foreign exchange movement		(24)	(3)	-	-	(27)	232	6	-	-	238
		(402)	(591)	-	-	(993)	72	(51)	-	-	21
Total production cost		$17,892	$4,038	$-	$-	$21,930	$14,981	$3,631	$-		$18,612
Depreciation and amortization charged to mining costs	A	4,128	525	-	-	4,653	3,382	580	-	-	3,962
Depreciation and amortization charged to milling costs	B	367	131	-	-	498	322	119	-	-	441
Total non-cash production cost		$4,495	$656	$-	$-	$5,151	$3,704	$699	$-		$4,403
Cash mining cost	C	10,996	2,274	-	-	13,270	9,382	2,124	-	-	11,506
Shipping cost	D	504	-	-	-	504	416	-	-	-	416
Cash milling cost	E	1,897	1,108	-	-	3,005	1,479	808	-	-	2,287
Total cash production cost		$13,397	$3,382	$-	$-	$16,779	$11,277	$2,932	$-	$-	$14,209
General and administrative		2,243	657	129	3,284	6,313	1,600	698	133	3,369	5,800
Property evaluation and business development		-	-	12	71	83	-	-	42	171	213
Amortization included in general and administrative		(142)	(101)	(97)	(158)	(498)	(136)	(98)	(100)	(142)	(476)
Government fees and other taxes		345	96	5	-	446	320	89	-	-	409
Reclamation accretion		52	6	9	-	67	51	7	8	-	66
Lease payment		-	-	-	167	167	-	-	-	149	149
Adjustment for aggregate plant operations*		(48)
Sustaining capital expenditures		6,790	1,013	5	5	7,813	5,674	730	193	8	6,605
All-in sustaining production cost	F	$22,637	$5,053	$63	$3,369	$31,170	$18,786	$4,358	$276	$3,555	$26,975
Non-sustaining capital expenditures		3,253	146	187	-	3,586	1,534	140	1,164	-	2,838
All in production cost	G	$25,890	$5,199	$250	$3,369	$34,756	$20,320	$4,498	$1,440	$3,555	$29,813
Ore mined (‘000s)	H	130.612	49.893	-	-	180.505	112.561	50.511	-	-	163.072
Ore shipped (‘000s)	I	129.256	49.893	-	-	179.149	117.205	50.511	-	-	167.716
Ore milled (‘000s)	J	131.731	50.939	-	-	182.670	131.725	48.949	-	-	180.674
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	31.61	10.52	-	-	25.78	30.05	11.48	-	-	24.30
Non-cash milling cost ($/tonne)	L=B/J	2.79	2.57	-	-	2.73	2.44	2.43	-	-	2.44
Non-cash production cost ($/tonne)	M=K+L	$34.40	$13.09	$-	$-	$28.51	$32.49	$13.91	$-	$-	$26.74
Cash mining cost ($/tonne)	N=C/H	84.19	45.58	-	-	73.52	83.35	42.05	-	-	70.56
Shipping costs ($/tonne)	O=D/I	3.90	-	-	-	2.81	3.55	-	-	-	2.48
Cash milling costs ($/tonne)	P=E/J	14.40	21.75	-	-	16.45	11.23	16.51	-	-	12.66
Cash production costs ($/tonne)	Q=N+O+P	$102.49	$67.33	$-	$-	$92.78	$98.13	$58.56	$-	$-	$85.70
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$172.63	$100.13	$-	$-	$171.56	$155.14	$87.69	$-	$-	$156.36
All in costs ($/tonne)	S=P+(G-F)/J	$197.33	$103.00	$-	$-	$191.19	$166.78	$90.55	$-	$-	$172.07

*Adjustments to exclude the opera ting costs of the aggregate pl ant.

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

13.	Critical Accounting Policies, Judgments, and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates and judgements that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies, judgements and estimates are described in Note 2 of the audited financial statements for the year ended March 31, 2022 and 2021.

14.	New Accounting Standards

(a)	Adoption of new accounting standards

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use

The Company adopted Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use, on April 1, 2021 and the adoption has no material impact on the Company’s financial statements. In May 2021, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

(b) Accounting standards not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

Amendment to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The implementation of this amendment is not expected to have a material impact on the Company.

Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment clarifies that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. This amendment is not expected to have a material impact on the Company.

Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its financial statements.

15.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s website www.silvercorp.ca;

(c)	may be found in the Company’s Annual Information Form; and

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2022.

16.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 177,243,675 common shares with a recorded value of $256.2 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
535,000	$3.93	4/26/2027
540,335	$5.46	5/26/2025
455,000	$9.45	11/11/2025
1,530,335

(c)	Restricted Share Units (RSUs)

Outstanding – 2,457,624 RSUs with an average grant date closing price of CAD$5.45 per share.

17.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China and Mexico; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and Audited Consolidated Financial Statements, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

of some of the risks and uncertainties inherent to Silvercorp’s business.

●	COVID-19

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of suppliers, contractors and service providers.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company’s control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time.

The Company’s exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company’s workforce at risk.

●	Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex- silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and cost of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

●	Permits, licenses and national security clearance

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. No guarantee can be given that the national security clearance for Zhonghe Silver Project will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

In addition, China has further strengthened its national security review of foreign investment. The Measures will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must take into account the timing and contingency of obtaining approval from the national security review process.

●	Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged.

Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

●	Operations and political conditions

All the Company’s material operations are located in China. These operations are subject to the risks normally associated with conducting business in China, which has different regulatory and legal standards than North America. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

●	Regulatory environment in China

The Company’s principal operations are in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

China’s legislation is undergoing a relatively fast transformation with some old laws superseded by newly enacted laws. New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could create risks or uncertainty for investors in mineral projects or have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

●	Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re- evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entails uncertain cost.

●	Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i)	environmental hazards;

(ii)	discharge of pollutants or hazardous chemicals;

(iii)	industrial accidents;

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SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

(iv)	failure of processing and mining equipment;

(v)	labour disputes;

(vi)	supply problems and delays;

(vii)	encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii)	encountering unanticipated ground or water conditions;

(ix)	cave-ins, pit wall failures, flooding, rock bursts and fire;

(x)	periodic interruptions due to inclement or hazardous weather conditions;
(xi)	equipment breakdown;
(xii)	other unanticipated difficulties or interruptions in development, construction or production;
(xiii)	other acts of God or unfavourable operating conditions; and
(xiv)	health and safety risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

●	Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade, or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

●	General Economic Conditions

General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

(i)	significant disruption to the global economic conditions caused by COVID-19 as discussed above;

(ii)	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;

Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

(iii)	the volatility of silver, gold and other metal prices would impact our revenues, profits, losses and cash flow;

(iv)	recessionary pressures could adversely impact demand for our production;

(v)	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and

(vi)	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

18.	Corporate Governance, Safety, Environment and Social Responsibility

The Company’s core objectives are to be safe, efficient, and sustainable, and operate responsibly with the environment and cooperatively with the local communities. The Company strive to build a strong cooperate culture centered around our key values of respect, equality, and responsibility, and aim to deliver social benefits while creating shareholder value.

As a responsible miner, the Company are committed to integrating environmental, social, and governance (“ESG”) factors into our business strategy and generating impactful change in the communities in which the Company work and live. Through the integration of ESG factors into our strategic planning, operations, and management, the Company are able to bring about sustainable economic, social, and environmental value to all stakeholders. Complete details of our ESG performance will be provided in the Company’s Fiscal 2022 Sustainability Report, which is expected to be available in the second quarter of Fiscal 2023.

(a)	Health, Safety, and Environment

The Company prioritizes environmental protection, as well as ensuring a safe workplace for all employees and contractors at all of our sites. In an effort to further illustrate the Company’s commitment to strengthening our management team, both the Ying Mining District and GC Mine applied for the environmental management system ISO 14001 certification and were certified in Fiscal 2022.

Safety is top priority at Silvercorp. In Fiscal 2022, the Company arranged more than 2,000 safety training sessions, which covered 100% of workers at the Ying Mining District and the GC Mine.

In response to health risks associated with the spread of Covid-19, the Company implemented a number of health and safety measures designed to protect employees at its operations in China and no case were reported in Fiscal 2022.

In addition to the “Green Mine” certification at SGX-HZG, TLP-LM, and HPG mines at the Ying Mining District and the GC Mine, the DCG mine at the Ying Mining District is also in the process to apply for the certification of the “Green Mine”. In Fiscal 2022, the Company completed the construction of the aggregate plant and recycled and processed approximately 428,000 tonnes of waste rock from the Ying Mining District. The Company also worked with Henan University of Science of Technology (“HAUST”) to implement an innovative technology to treat water from underground mines, and then through an automated control system to supply the treated water to the mill for ore processing and to local farmer for irrigation.

In Fiscal 2022, the Company spent approximately $1.4 million for the efforts to reduce its energy and water consumption, to minimize the negative impact on of greenhouse gas emissions and water quality, and to comply with the requirements of the “Green Mine” certification.

(b)	Social Responsibility and Economic Value

The Company is committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, the Company participates in, and contributes to numerous community programs that typically center on education and health, nutrition, environmental awareness, local infrastructure and fostering additional economic activity. In addition to the taxes and fees paid to various levels of government in China, in Fiscal 2022, the Company also contributed approximately $3.7 million to social programs, including:

Management’s Discussion and Analysis	Page 39

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

●	$3.1 million contribution to the local county to help improve local infrastructure and environmental protection;

●	$0.2 million donation to local community for a clean water access project;

●	$0.2 million donation to Red Cross for the flood relief after the heavy rainstorm in the Capital City of Henan Province in July 2021;

●	$0.1 million donation to the local communities to promoted community health and poverty reduction in the local communities, with an emphasis on children and seniors, with periodic visits and subsidies;

●	$0.1 million donation to institutions in scholarship or education assistance programs to support children’s education at the local and national levels;

(c)	Corporate Governance

In Fiscal 2022, a Sustainability Committee was established by the Board and a ESG management centre was formed to oversee the sustainability development and the disclosure compliance. The Corporate Governance Committee of the Board of the Company reviews the Company’s policies on an annual basis, including Anti- Corruption Policy, Code of Ethical Conduct, Clawback Policy, Corporate Disclosure Policy, and Whistleblower Policy, which are then approved by the Board of the Company. All of the Company’s directors and officers were re-certified with all the policies, confirming they are familiar with and acknowledge of the contents of the Company’s policies, and committing to fulfill them and to report any violation. The Company also regularly trains its critical employees in anti-corruption practices.

For more information on the Company’s Corporate Governance practices, please review the Company’s Annual Information Form and Management Information Circular available on the Company’s website at www.silvercorp.ca.

19.	Disclosure Controls and Procedures

Disclosure controls and procedures (a) under Canadian law, are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure, and (b) under U.S. law, are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Under the supervision and with the participation of the CEO and CFO, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and U.S. Exchange Act.

As of March 31, 2022, based on the evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Discussion and Analysis	Page 40

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

20.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by and/or under the supervision of the CEO and CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of March 31, 2022 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2022 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, who has also issued a report on the internal controls over financial reporting including with our annual consolidated financial statements.

21.	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended March 31, 2022 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

22.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Yikang Liu, Director	Derek Liu, Chief Financial Officer
Paul Simpson, Director	Yong-Jae Kim, General Counsel & Corporate Secretary
David Kong, Director	Lon Shaver, Vice President
Marina A. Katusa, Director

Management’s Discussion and Analysis	Page 41

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

●	the price of silver and other metals;

●	estimates of the Company’s revenues and capital expenditures;

●	estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

●	projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis;

●	statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

●	plans, projections and estimates included in the Fiscal 2021 Guidance and the Fiscal 2022 Guidance;

●	timing of national security clearance related to acquisition of the Zhonghe Project by the relevant governmental authorities and the Company’s expectation that it will enter into the mineral rights transfer contract with respect to the Zhonghe Project; and

●	timing of receipt of permits, licenses, and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

●	COVID–19;

●	fluctuating commodity prices;

●	fluctuating currency exchange rates;

●	increasing labour cost;

●	exploration and development programs;

●	feasibility and engineering reports;

●	permits and licenses;

●	operations and political conditions;

●	regulatory environment in China, Mexico and Canada;

●	environmental risks;

●	mining operations;

●	cybersecurity;

Management’s Discussion and Analysis	Page 42

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2022

(Tabular amounts are in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated)

●	general economic conditions; and

●	matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, licenses or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 43